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Constellation
Brands

September 14, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	Securities and Exchange Commission (the “Commission”) Comment Letter dated August 3, 2012, with regard to:
Constellation Brands, Inc.
Form 10-K for Fiscal Year Ended February 29, 2012 (the “Filing”)
Filed April 30, 2012
Response dated July 26, 2012
File No. 001-08495

Dear Ms. Jenkins:

The response of Constellation Brands, Inc. (the “Company”) to the comment of the staff contained in your letter dated August 3, 2012, is set forth below.  For the convenience of the staff, the Company has formatted this letter such that the Company repeats the comment below in italics with the Company’s response immediately following the comment.

In connection with responding to the staff’s comment, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 29, 2012

Management’s Discussion and Analysis, page 27
Critical Accounting Policies, page 47
Goodwill and Other Intangible Assets, page 48

1.
We note your proposed disclosures in response to our prior comment 1.  You have not responded to our comment in its entirety, thus the comment will be partially reissued.  We note your disclosure that your trademarks associated with the Canadian business division were impaired largely due to lower revenue and profitability.  As a result, you recorded impairment charges of $38.1 million and $16.7 million during fiscal 2012 and 2011, respectively.  To enhance an investor’s understanding of your business, please provide us with the following:

Our vision: To elevate life with every glass raised

Constellation Brands, Inc. ∙ 207 High Point Drive ∙ Building 100 ∙ Victor, NY 14564
Direct: 585-678-7100 ∙ Toll Free: 888-724-2169 ∙ www.cbrands.com

·	the reasons for the continuing decline in your revenue and profitability and whether this is a trend that will have an impact in the future;
·	changes in significant assumptions used (i.e., discount rate, long-term growth rate and cash flow projections as disclosed on page 49) between the fiscal 2011 and fiscal 2012 impairment tests and their impact;
·	a discussion of the degree of uncertainty associated with the key assumptions (e.g., an X basis point decrease in royalty rate and its impact); and
·	a description of potential events and/or changes in circumstances that could reasonably be expected to have a negative effect on the key assumptions.

In addition, please tell us if your royalty rate was adjusted in fiscal 2011 from fiscal 2010 and provide us with its impact on the impairment recognized, if applicable.

Company Response: As supplemental information for the staff, the Company responds to this comment as follows:

In response to the first bullet, while the Company’s overall Canadian business is experiencing growth, the growth has been largely due to new product development and expansion of the import portfolio with a negative revenue trend over the past few years in the portfolio of brands represented by the acquired trademarks.  The Company believes this is due to market demands for new products combined with shifting consumer preferences, as well as macroeconomic conditions.  The Company has attempted to maintain or increase revenue from its portfolio of brands represented by the acquired trademarks through the continued use of differing brand building activities over the past few years.

More specifically, at the time of its annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2010 which coincides with the holiday selling season, the Company noted that revenue from certain higher price point brands in the portfolio of brands represented by the acquired trademarks was lower than expected.  In fiscal 2011, despite the use of certain specific brand building actions to maintain or increase revenue from the portfolio of brands represented by the acquired trademarks, the revenue from these brands was again lower than expected.  Therefore, in its annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2011, the Company determined it appropriate to both (i) reduce its annual cash flow projections for the portfolio of brands represented by the acquired trademarks and (ii) reduce by 50 basis points its expected long-term growth rate.  As a result of this review, the Company recorded an impairment loss of $16.7 million for fiscal 2011 for the acquired trademarks associated with the Canadian business.

In the forecast used in the annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2011, the Company included the expected revenue benefits from targeted brand building actions throughout fiscal 2012 for the portfolio of brands represented by the acquired trademarks.  These targeted brand building actions included new marketing and promotional activities and certain packaging changes, primarily significant changes to the labeling for the largest brand in the portfolio.  During fiscal 2012, these targeted brand building actions were not as successful as anticipated and the expected revenue benefits were less than forecasted, leading the Company to believe that the inherent value of the acquired trademarks would be viewed as diminished by a market participant.

In the forecast used in the annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2012, the Company included expected revenue benefits from planned additional brand building actions throughout fiscal 2013 that are designed to reverse the negative revenue trend and improve growth within the portfolio of brands represented by the acquired trademarks.  These planned additional brand building actions include changing the labeling for the largest brand in the portfolio to be more similar to that used prior to the aforementioned labeling changes, incremental new marketing and promotional activities, new packaging offerings and line extensions, and certain changes in the senior sales leadership personnel.  However, to reflect a market participant’s view of a lower inherent value of the acquired trademarks, in respect of the negative revenue trends and uncertainty around the effectiveness of the brand building activities, the royalty rate applied to the forecasted revenue included a 100 basis point reduction in the royalty rate as compared to the prior year.  In addition, the Company also reduced the annual cash flow projections for the portfolio of brands represented by the acquired trademarks.  As a result of this review, the Company recorded an impairment loss of $38.1 million for fiscal 2012 for the acquired trademarks associated with the Canadian business, of which amount $31.1 million is attributable to the reduction in the royalty rate and $7.0 million is attributable to the reduction in the annual cash flow projections.

The Company currently believes these additional brand building actions for fiscal 2013 have been effective as revenue attributable to the portfolio of brands represented by the acquired trademarks for the first quarter of fiscal 2013 was generally in-line with the forecast used in the annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2012.  The Company currently expects the full year fiscal 2013 revenue attributable to the portfolio of brands represented by the acquired trademarks to substantially achieve the forecast used in the annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2012.  However, should the Company’s revenue attributable to the portfolio of brands represented by the acquired trademarks be less than plan, then the Company may possibly need to record additional impairment of the acquired trademarks associated with the Canadian business.

The most significant assumptions used in the impairment tests include the discount rate, the expected long-term growth rate, the annual cash flow projections, and the royalty rate.  In response to the second bullet, there were no changes in the assumptions between the fiscal 2011 and fiscal 2012 impairment tests for the discount rate and the expected long-term growth rate.  However, as noted in the above response to the first bullet, the Company did change the assumptions between the fiscal 2011 and fiscal 2012 impairment tests for the royalty rate and the annual cash flow projections.  The impact of these changes is also fully discussed in the above response to the first bullet.

In response to the third bullet, the 100 basis point reduction in the royalty rate assumption between the fiscal 2011 and fiscal 2012 impairment tests was the biggest driver of the fiscal 2012 impairment charge.  If the Company used a royalty rate that was reduced by an additional 50 basis points, then the fiscal 2012 impairment charge would have increased by an additional $16.0 million.  In addition, for the other key assumptions, if the Company used a discount rate that was 50 basis points higher, then the fiscal 2012 impairment charge would have increased by an additional $6.0 million.  If the Company used an expected long-term growth rate that was 50 basis points lower, then the fiscal 2012 impairment charge would have increased by an additional $4.0 million.  If the Company used annual cash flow projections that were 100 basis points lower, then the fiscal 2012 impairment charge would have increased by an additional $1.0 million.

In response to the fourth bullet and in further response to the second part of the first bullet, the Company is unable to effectively predict whether the negative revenue trend experienced over the past few years will continue because it will depend on the success of the Company’s brand building activities as well as market conditions, competitive forces, consumer trends and a myriad of other factors that cannot be known.  If the current and future brand building activities do not arrest the negative revenue trend of the portfolio of brands represented by the acquired trademarks or if the Company does not achieve its annual cash flow projections for the portfolio of brands represented by the acquired trademarks, then the Company may need to record additional impairment of the acquired trademarks associated with the Canadian business in the future.

In response to the supplemental question following the fourth bullet, the royalty rate for the acquired trademarks associated with the Canadian business was not adjusted in fiscal 2011 from fiscal 2010.  Consequently, there was no impact on the impairment recognized in fiscal 2011.

The below excerpt of the relevant portion of the Filing is marked to show changes from the disclosure in the Filing that responds to the staff’s comment and prior comments.  The Company would anticipate using this form of disclosure in future Exchange Act filings, as appropriate, subject to developments between the date hereof and the date of such future filings.

In the fourth quarter of fiscal 2012, pursuant to the Company’s accounting policy, the Company performed its annual review of indefinite lived intangible assets for impairment.  The Company determined that trademarks associated with the CWNA segment’s Canadian business were impaired.  While the CWNA segment’s overall Canadian business is experiencing growth, the growth has been largely due to new product development and expansion of the import portfolio with a negative revenue trend over the past few years in the portfolio of brands represented by the acquired trademarks.  In the forecast used in the annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2011, the Company included the expected revenue benefits from targeted brand building actions for the portfolio of brands represented by the acquired trademarks.  During Fiscal 2012, the expected revenue benefits from these targeted brand building actions were less than forecasted, leading the Company to believe that the inherent value of the acquired trademarks would be viewed as diminished by a market participant.  In the forecast used in the annual review of indefinite lived intangible assets for impairment in the fourth quarter of fiscal 2012, the Company included expected revenue benefits from planned additional brand building actions throughout Fiscal 2013 that are designed to reverse the negative revenue trend and improve growth within the portfolio of brands represented by the acquired trademarks.  However, to reflect a market participant’s view of a lower inherent value of the acquired trademarks in respect of the negative revenue trends and uncertainty around the effectiveness of the brand building activities, the royalty rate applied to the forecasted revenue included a 100 basis point reduction in the royalty rate as compared to the prior year.  In addition, the Company also reduced the annual cash flow projections for the portfolio of brands represented by the acquired trademarks.  As a result of this review, the Company recorded an impairment loss of $38.1 million, which is included in impairment of intangible assets on the Company’s Consolidated Statements of Operations, and of which amount $31.1 million is attributable to the reduction in the royalty rate and $7.0 million is attributable to the reduction in the annual cash flow projections.  If the Company used a royalty rate that was reduced by an additional 50 basis points, then the impairment loss would have increased by an additional $16.0 million.  If the Company used a discount rate that was 50 basis points higher, then the impairment loss would have increased by an additional $6.0 million.  If the Company used an expected long-term growth rate that was 50 basis points lower, then the impairment loss would have increased by an additional $4.0 million.  If the Company used annual cash flow projections that were 100 basis points lower, then the impairment loss would have increased by an additional $1.0 million.  The Company is unable to predict how effective the current and future brand building actions will be as they relate to the portfolio of brands represented by the acquired trademarks.  If the negative revenue trend with respect to such brands continues, the Company may record additional losses from further impairment of such acquired trademarks.  In the fourth quarter of fiscal 2011, as a result of its annual review of indefinite lived intangible assets for impairment, the Company determined that trademarks associated with the CWNA segment’s Canadian business were impaired.  As a result of this review, the Company recorded an impairment loss of $16.7 million, which is included in impairment of intangible assets on the Company’s Consolidated Statements of Operations.  The Company had previously recorded an impairment loss of $6.9 million during its third quarter of fiscal 2011 in connection with the Company’s decision to discontinue certain wine brands within its CWNA segment’s U.S. wine portfolio.

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If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 678-7446 or Greg Belemjian at (585) 678-7136.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Robert Ryder

Robert Ryder
Executive Vice President and
Chief Financial Officer

Cc:   Members of the Audit Committee of the Board of Directors of Constellation Brands, Inc.
     KPMG LLP